December 30, 2005

Charles L. Hall, Vice President and Controller
Lyondell Chemical Company
1221 McKinney Street, Suite 700
Houston, Texas 77010

Re:	Lyondell Chemical Company 	File No. 001-10145
	Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarters Ended September 30, 2005

Dear Mr. Hall:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 21, 2004

1. We note the disclosure in Note 11 about the $150 million convertible debt obligation acquired in the 11/30/04 Millennium merger. A supplemental indenture was simultaneously executed giving the debt holders the right to exchange the security for Lyondell common stock at $13.63/share. Given Lyondell`s quoted stock price at this time, it appears that a beneficial conversion feature should have been recognized in the financial statements. Please clarify for us whether this was considered in the purchase price allocation for
the Millennium merger. Also, please provide us with your analysis of
the appropriate accounting for subsequent changes in the fair value
of the conversion feature. The guidance in EITF 00-19 and/or SFAS
133
may apply.


Form 10-Q for the Quarter Ended September 30, 2005

2. There is a concern that readers may have been surprised by the magnitude of the $195 million TDI plant impairment charge. We note the disclosure in prior filings about the "ongoing weak market conditions" for TDI and the "lower product margins", high energy and raw material costs, and the deterioration in TDI operating results since 2003.

However, we did not observe a disclosure about the material uncertainty caused by these factors regarding Lyondell`s ability to recover the $195 million carrying value of TDI plant assets. Section
501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur." It is not clear why the carrying value of assets at risk was not disclosed in MD&A of the June 30, 2005 10-Q given the known existence of certain adverse market and competitive factors that contributed to the third quarter decision to permanently cease TDI production at the plant. Please note for future filings.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Melissa Rocha at (202) 551-3854, Al Pavot at
(202) 551-3738 or me at (202) 551-3255 if you have any questions.

Sincerely,



Nili N. Shah
Branch Chief
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Charles L. Hall
December 30, 2005
Page 3 of 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE